

Mail Stop 3720

April 25, 2008

Mr. Stephen Kempenich
Chief Executive Officer
Purchase Point Corporation
6950 Central Highway
Fairfield, New Jersey 08109

Re: Purchase Point Media Corporation
         Preliminary Information Statement on Form Pre14C
         File No. 0-25385

Dear Mr. Kempenich:

    We have completed our review of your Form Pre14C and do not, at this time, have any further comments.

                                        Sincerely,

                                        Michele M. Anderson
                                        Legal Branch Chief